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December 4, 2008                                          Philip T. Colton
                                                          (612) 604-6729
                                                           pcolton@winthrop.com

VIA EDGAR and FEDERAL EXPRESS
-----------------------------
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Mr. Tom Kluck, Branch Chief
              Ms. Erin Martin

RE:      American Church Mortgage Company
         Registration Statement on Form S-11
         Filed October 29, 2008
         File No. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company (the "Company"), a Minnesota corporation, we are responding to the comments presented in the letter from Mr. Tom Kluck dated December 1, 2008. For the Staff's convenience, our Response is preceded by the related Staff Comment.

Form 10-KSB for Fiscal Year Ended December 31, 2007
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Item 8A(T). Controls and Procedures, page 21
--------------------------------------------
Comment 1.     We note your  disclosure  about  management's  assessment  of the effectiveness of your disclosure control and procedures.  You did
               not,   however,    include   management's   assessment   of   the
               effectiveness of your internal control over financial reporting as required in Item 308T of Regulation S-B. Please revise.


Response  1.   The Company  will amend its Annual  Report on Form 10-KSB for the fiscal year ended December 31, 2007 to include management's assessment of the effectiveness of its internal control over financial reporting as required in Item 308T of Regulation S-B.

               In particular, Item 8A(T) of Part II of Form 10-KSB will be restated in its entirety, and the following language will be added (underscoring indicates additions):

               (a) Evaluation of Disclosure  Controls and Procedures.  Under the
               ------------------------------------------------------
               supervision and with the participation of our senior management, consisting of Philip J. Myers, our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our chief executive officer and chief financial officer concluded, as of the Evaluation Date, that our disclosure controls and procedures are not effective as a result of limited resources and limited segregation of duties such that financial information required to be disclosed in our Securities and Exchange Commission ("SEC") reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and
               (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. More specifically, the Company has a limited number of personnel in the finance and accounting functions. Were there a larger staff, it would be possible to provide for greater segregation of duties which would permit checks and balances and reviews that would improve internal control. Management recognizes that this is a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected in a timely basis.

               (b) Management's Annual Report on Internal Control Over Financial
               --
               Reporting. The management of American Church Mortgage Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Under the supervision and with the
                                              ----------------------------------
               participation  of our senior  management,  we also  conducted  an
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               evaluation of our internal control over financial reporting as of
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               the  Evaluation   Date.  Our  internal   control  over  financial
               -----------------------
               reporting is a process designed to provide  reasonable  assurance
               regarding  the   reliability  of  financial   reporting  and  the
               preparation of financial statements for external purposes of accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. In evaluating the effectiveness of our internal
               control  over  financial  reporting,   our  management  used  the
               criteria set forth by the Committee of  Sponsoring  Organizations
               of  the  Treadway   Commission   (COSO)  in  Internal  Control  -
               Integrated  Framework.   Based  on
                                        ---------
               that evaluation,  our chief executive officer and chief financial
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               officer  concluded  that, as of the  Evaluation  Date, we did not
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               maintain effective internal control over financial reporting as a
               -----------------------------------------------------------------
               result of the material  weakness  described above. We continue to
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               evaluate internal controls,  particularly  segregation of duties,
               -----------------------------------------------------------------
               to provide  greater  segregation  and  improve  overall  internal
               -----------------------------------------------------------------
               control.
               -------

               (c) Attestation by Registered Public Accounting Firm. This annual
               ----------------------------------------------------
               report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

               Our independent registered public accountants have reported to our Board of Directors certain matters of involving internal controls that they considered to be a material weakness on the Evaluation Date, under standards established by the American Institute of Certified Public Accountants. The material weakness relates to the limited segregation of duties.

               (d) Changes in Internal Control over Financial  Reporting.  There
               --
               were no changes in our internal control over financial reporting, except for the material weakness identified above related to limited resources and limited segregation of duties, that occurred during the last fiscal quarter of the period covered by this report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 13. Exhibits, page 23
--------------------------

Comment 2.     In future  filings,  please file your Section 302  certifications and Section 906 certifications as exhibits and not within the document itself. Please refer to Item 601 of Regulation S-K.

Response 2.    The Company will file its Section 302  certifications and Section
               906  certifications as exhibits to its future filings.  Form 10-Q for Fiscal  Quarters  Ended March 31, June 30 and  September  30,
               2008

Form 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2008
----------------------------------------------------------------------------

Comment 3.     In  your  302  certifications  for  these  quarters,  you did not include the phrase in  paragraph  4: "and  internal  control over financial  reporting (as defined in Exchange Act Rules  13a-15(t)
               and  l5d-15(f))  . . . ." Please refer to Item  601(b)(31)(i)  of
               Regulation S-K. Please file an amendment to each Form 10-Q, which includes the required language.

Response 3.    The  Company  will  file an  amendment  to each of its  Quarterly
               Reports on Form 10-Q for the above-specified periods to include such language.

The Company presently expects to file the above-referenced amendments this week. It is also working diligently to obtain FINRA and state law clearance as soon as practicable, and will be filing an amendment to the Registration Statement to address certain of FINRA and the states' comments. We presently believe that the Company will be in a position to file the amendment to the Registration Statement before December 19, 2008, and we plan to request acceleration of effectiveness at or about that time. We will keep you advised in this regard.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

PTC/aks
4177720v2

cc:      Philip J. Myers (American Church Mortgage Company)